For immediate release
LION ELECTRIC ANNOUNCES THIRD QUARTER 2022 RESULTS
MONTREAL, QUEBEC - November 10, 2022 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced its financial and operating results for the third quarter of fiscal year 2022, which ended on September 30, 2022. Lion reports its results in U.S. dollars and in accordance with International Financial Reporting Standards ("IFRS").
Q3 2022 FINANCIAL HIGHLIGHTS

•Delivery of 156 vehicles, an increase of 116 vehicles, as compared to the 40 delivered in the same period last year.
•Revenue of $41.0 million, up $29.1 million, as compared to $11.9 million in Q3 2021.
•Gross loss of $3.8 million, as compared to gross loss of $1.2 million in Q3 2021.
•Net loss of $17.2 million, as compared to net earnings of $123.0 million in Q3 2021. Net earnings for Q3 2021 included a $138.4 million gain related to non-cash decrease in the fair value of share warrant obligations (as compared to a $7.6 million gain related to non-cash decrease in the fair value of share warrant obligations in Q3 2022).
•Adjusted EBITDA of negative $15.1 million, as compared to negative $8.8 million in Q3 2021, after mainly adjusting for certain non-cash items such as change in fair value of share warrant obligations and share-based compensation.
•Capital expenditures, which included expenditures related to the Joliet Facility and the Lion Campus, amounted to $29.4 million, up $24.4 million, as compared to $5.0 million in Q3 2021. See section 5.0 of the MD&A for the three and nine months ended September 30, 2022 entitled "Company Overview" and section 8.0 of the MD&A for the three and nine months ended September 30, 2022 entitled "Operational Highlights" for more information related to the Joliet Facility and the Lion Campus.
•Additions to intangible assets, which mainly consist of R&D activities, amounted to $18.2 million, up $8.7 million, as compared to $9.5 million in Q3 2021.
•Drawdowns of $45.2 million during the quarter under the Revolving Credit Agreement, the Investissement Quebec loan, and the Strategic Innovation Fund of the Government of Canada loan, and issuances of $19.2 million under the ATM program, for total proceeds of $64.4 million

BUSINESS UPDATES

•More than 800 vehicles on the road, with over 10 million miles driven.
•Vehicle order book1 of 2,408 all-electric medium- and heavy-duty urban vehicles as of November 9, 2022, consisting of 323 trucks and 2,085 buses, representing a combined total order value of approximately $575 million based on management's estimates.
•LionEnergy order book2 of 239 charging stations and related services as of November 9, 2022, representing a combined total order value of approximately $4.0 million.
•12 Experience Centers in operation in the United States and Canada.
•Substantially completed the construction of the school bus production area of the Joliet plant and continued to manufacture LionC units for purpose of preparing working stations set up and employee training at the Joliet Facility. The building and tenant improvements, as well as the installation of school bus production stations are expected to be substantially completed near the end of 2022. On November 2, 2022, the Company announced that it completed the assembly of its first zero-emission LionC school bus at the Joliet Facility.
•Continued to produce additional prototype battery packs at JR Automation’s facility in Troy, Michigan where the prototype line has been in operation for testing purposes. The assembly line is expected to be transferred to Mirabel in the next few weeks once final onsite preliminary testing is complete. Lion expects that battery pack testing and certification for the first pack model will be completed and that pack production will begin in Mirabel before the end of 2022.
•On November 8, 2022, the Company entered into a loan agreement with Finalta Capital Fund, L.P. and Caisse de dépôt et placement du Québec to finance certain refundable tax credits and grants under government programs, providing for a loan facility of up to a principal amount of C$30 million ($22.2 million).
•As of November 9, 2022, Lion had approximately 1,350 employees, of which approximately 300 were in its Engineering and R&D departments.

“For the fourth quarter in a row, we delivered a record number of vehicles in the history of Lion. This proves that the switch to electrification is happening, today,” commented Marc Bedard, CEO – Founder of Lion. “As we are nearing the start of commercial production at both our U.S. manufacturing facility and our battery plant, we are excited by these important milestones, which represent a major step forward in our growth strategy", concluded Marc Bedard.

1 See “Non-IFRS Measures and Other Performance Metrics” section of this press release. The Company’s vehicle and charging stations order book, expressed as a number of units or the amount of sales expected to be recognized in the future (at the applicable time of delivery) in respect of such number of units, is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The vehicles included in the vehicle order book as of November 9, 2022 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2025. Substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations, and there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part. The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

SELECT EXPLANATIONS ON RESULTS OF OPERATIONS FOR THE THIRD QUARTER OF FISCAL YEAR 2022

Revenue

For the three months ended September 30, 2022, revenue amounted to $41.0 million, an increase of $29.1 million compared to $11.9 million for the three months ended September 30, 2021. The increase in revenue was primarily due to an increase in vehicle sales volume of 116 units, from 40 units (28 school buses and 12 trucks; 28 vehicles in Canada and 12 vehicles in the U.S.) for the three months ended September 30, 2021, to 156 units (108 school buses and 48 trucks; 140 vehicles in Canada and 16 vehicles in the U.S.) for the three months ended September 30, 2022. Revenues for the three months ended September 30, 2022 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels.

For the nine months ended September 30, 2022, revenue amounted to $93.1 million, an increase of $58.3 million compared to $34.8 million for the nine months ended September 30, 2021. The increase in revenue was primarily due to an increase in vehicle sales volume of 220 units, from 125 units (94 school buses and 31 trucks; 91 vehicles in Canada and 34 vehicles in the U.S.) for the nine months ended September 30, 2021, to 345 units (270 school buses and 75 trucks; 311 vehicles in Canada and 34 vehicles in the U.S.) for the nine months ended September 30, 2022. Revenues for the nine months ended September 30, 2022 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels

Cost of Sales

For the three months ended September 30, 2022, cost of sales amounted to $44.8 million, representing an increase of $31.6 million, compared to the three months ended September 30, 2021. For the nine months ended September 30, 2022, cost of sales amounted to $101.3 million, representing an increase of $64.4 million, compared to the nine months ended September 30, 2021. The increase for both periods was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing and inventory management system costs related to the ramp-up of production capacity for future quarters, higher raw material and commodity costs, and the impact of continuing global supply chain challenges.

Gross Loss

For the three months ended September 30, 2022, gross loss increased by $2.6 million to $3.8 million, compared to $1.2 million for the three months ended September 30, 2021. For the nine months ended September 30, 2022, gross loss increased by $6.0 million to $8.2 million, compared to $2.1 million for the nine months ended September 30, 2021. The increase in gross loss for both periods was mainly due to the impact of increased fixed manufacturing and inventory management system costs related to the ramp-up of production capacity for future quarters, higher raw material and commodity costs, and the impact of continuing global supply chain challenges, partially offset by the positive gross profit impact of increased sales volumes.

Administrative Expenses

For the three months ended September 30, 2022, administrative expenses increased by $2.2 million from $10.0 million for the three months ended September 30, 2021, to $12.2 million. Administrative expenses for the three months ended September 30, 2022 included $2.0 million of non-cash share-based compensation, compared to $4.5 million for three months ended September 30, 2021. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $5.5 million for the three months ended September 30, 2021 to $10.2 million for the three months ended September 30, 2022. The increase was mainly due to an increase in expenses resulting from the expansion of Lion’s head office capabilities in anticipation of an expected increase in business activities, as well as professional fees related to supply chain and strategic project optimization initiatives.

For the nine months ended September 30, 2022, administrative expenses decreased by $31.4 million from $66.2 million for the nine months ended September 30, 2021, to $34.8 million. Administrative expenses for the nine months ended September 30, 2022 included $7.4 million of non-cash share-based compensation, compared to $52.3 million for the nine months ended September 30, 2021. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $13.9 million for the nine months ended September 30, 2021 to $27.4 million for the nine months ended September 30, 2022. The increase was mainly due to an increase in expenses as a result of Lion becoming a public company in May 2021, an increase in expenses resulting from the expansion of Lion’s head office capabilities in anticipation of an expected increase in business activities, as well as professional fees related to supply chain and strategic project optimization initiatives.

Selling Expenses
For the three months ended September 30, 2022, selling expenses were similar to the three months ended September 30, 2021, at $5.2 million. Selling expenses for the three months ended September 30, 2022 included $0.7 million of non-cash share-based compensation, compared to $1.5 million for three months ended September 30, 2021. Excluding the impact of non-cash share-based compensation, selling expenses increased from $3.7 million for the three months ended September 30, 2021 to $4.5 million for the three months ended September 30, 2022. The increase was primarily due to Lion expanding its sales force in anticipation of the ramp-up of production capacity, and an increase in expenses as a result of the opening and operations of new Experience Centers.

For the nine months ended September 30, 2022, selling expenses decreased by $5.6 million, from $22.9 million for the nine months ended September 30, 2021, to $17.3 million. Selling expenses for the nine months ended September 30, 2022 included $2.5 million of non-cash share-based compensation, compared to $13.7 million for the nine months ended September 30, 2021. Excluding the impact of non-cash share-based compensation, selling expenses increased from $9.2 million for the nine months ended September 30, 2021 to $14.8 million for the nine months ended September 30, 2022. The increase was primarily due to Lion expanding its sales force in anticipation of the ramp-up of production capacity, and an increase in expenses as a result of the opening and operations of new Experience Centers.

Transaction costs
Transaction costs of $13.7 million for the nine months ended September 30, 2021 were related to the completion of the Company's business combination and plan of reorganization on May 6, 2021 pursuant to which Lion became a public company (the "Business Combination") and were mainly composed of legal, banking, and other professional fees.

Finance Costs

For the three months ended September 30, 2022, finance costs increased by $1.3 million, from $0.2 million for the three months ended September 30, 2021, to $1.5 million. The increase was driven primarily by higher interest expense on long-term debt, due to higher debt outstanding during the quarter relating to borrowings made under the Revolving Credit Agreement, the Investissement Quebec loan, and the Strategic Innovation Fund of Canada loan, as well as an increase in interest costs related to lease liabilities.

For the nine months ended September 30, 2022, finance costs decreased by $5.3 million, from $7.1 million for the nine months ended September 30, 2021, to $1.8 million. The decrease was driven primarily by lower interest expense on long-term debt, the non-recurrence of interest expense on convertible debt instruments and accretion expense on retractable common shares which were repaid on May 6, 2021, and the gain on derecognition of a financial liability related to previously acquired dealership rights, partially offset by an increase in interest costs related to lease liabilities. The gain on derecognition of the financial liability occurred as a result of the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States maturing on May 7, 2022

Foreign Exchange Loss (Gain)

Foreign exchange gains and losses relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. Foreign exchange loss for the three months ended September 30, 2022, was $2.1 million compared to a gain of $1.2 million for the three months ended September 30, 2021, largely as a result of a weakening of the Canadian dollar relative to the US dollar during the three months ended September 30, 2022, as compared to the three months ended September 30, 2021.

Foreign exchange loss for the nine months ended September 30, 2022, was $1.4 million compared to a gain of $1.3 million for the nine months ended September 30, 2021, largely as a result of a weakening of the Canadian dollar relative to the US dollar during the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021.

Change in fair value of share warrant obligations
Share warrant obligations relate to the warrants issued to a specified customer in July 2020 and the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021. Change in fair value of share warrant obligations resulted in a gain of $7.6 million for the three months ended September 30, 2022, compared to a gain of $138.4 million for the three months ended September 30, 2021, and resulted in a gain of $86.0 million for the nine months ended September 30, 2022, compared to a gain of $39.2 million for the nine months ended September 30, 2021. The gains for the three and nine months ended September 30, 2022 result mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Net Earnings (Loss)
For the three months ended September 30, 2022, net loss was $17.2 million, as compared to net earnings of $123.0 million for the three months ended September 30, 2021. The reduction in net earnings (loss) for the three months ended September 30, 2022 compared to the three months ended September 30, 2021 was largely due to the higher gain related to the fair value of share warrant obligations during the three months ended September 30, 2021, discussed in “Change in fair value of share warrant obligations” above, higher gross loss, higher administrative and selling expenses (excluding share-based compensation), and higher finance costs and foreign exchange losses, partially offset by lower non-cash share-based compensation.

For the nine months ended September 30, 2022, net earnings were $22.4 million, as compared to net loss of $71.6 million for the nine months ended September 30, 2021. The increase in net earnings (loss) for the three months ended September 30, 2022 compared to the nine months ended September 30, 2021 was largely due to the larger gain related to the fair value of share warrant obligations during the nine months ended September 30, 2022, lower non-cash share-based compensation, the non-recurrence of transaction costs incurred during the nine months ended September 30, 2021, and lower finance costs, partially offset by the gross loss, higher administrative and selling expenses (excluding share-based compensation), and higher foreign exchanges losses.

CONFERENCE CALL
A conference call and webcast will be held on November 10, 2022, at 8:30 a.m. (Eastern Time) to discuss the results.
To participate in the conference call, dial (226) 828-7575 or (833) 950-0062 (toll free) using the Access Code 109439. An investor presentation and a live webcast of the conference call will also be available at www.thelionelectric.com under the “Events and Presentations” page of the “Investors” section. An archive of the event will be available for a period of time shortly after the conference call.
FINANCIAL REPORT

This release should be read together with our 2022 third quarter financial report, including the unaudited condensed interim consolidated financial statements of the Company as at and for the quarter ended September 30, 2022 and related management's discussion and analysis ("MD&A"), which will be filed by the Company with applicable Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on our website at www.thelionelectric.com.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at September 30, 2022 and December 31, 2021
(Unaudited)

	September 30, 2022	December 31, 2021
	$	$
ASSETS
Current
Cash	66,613,415	241,702,030
Accounts receivable	53,809,122	37,899,085
Inventories	164,089,089	115,978,979
Prepaid expenses and other current assets	3,723,244	4,647,163
Current assets	288,234,870	400,227,257
Non-current
Other non-current assets	1,353,630	793,298
Property, plant and equipment	123,846,849	32,668,158
Right-of-use assets	61,792,536	60,902,362
Intangible assets	125,856,977	81,899,830
Contract asset	13,053,905	14,113,415
Non-current assets	325,903,897	190,377,063
Total assets	614,138,767	590,604,320

LIABILITIES
Current
Trade and other payables	75,642,955	40,409,565
Current portion of long-term debt and other debts	9,795,750	13,015,584
Current portion of lease liabilities	5,079,945	4,691,344
Current liabilities	90,518,650	58,116,493
Non-current
Long-term debt and other debts	47,675,755	62,086
Lease liabilities	59,233,709	57,517,973
Share warrant obligations	18,417,632	106,225,934
Non-current liabilities	125,327,096	163,805,993
Total liabilities	215,845,746	221,922,486
SHAREHOLDERS' EQUITY
Share capital	437,899,314	418,709,160
Contributed surplus	132,477,906	122,637,796
Deficit	(147,342,148)	(169,755,726)
Cumulative translation adjustment	(24,742,051)	(2,909,396)
Total shareholders' equity	398,293,021	368,681,834
Total shareholders' equity and liabilities	614,138,767	590,604,320

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE EARNINGS (LOSS)
For the three and nine months ended September 30, 2022 and 2021
(Unaudited)

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Revenue	40,978,001	11,925,381	93,145,810	34,839,798
Cost of sales	44,797,649	13,152,702	101,328,397	36,974,147
Gross loss	(3,819,648)	(1,227,321)	(8,182,587)	(2,134,349)

Administrative expenses	12,165,843	9,969,149	34,846,047	66,241,280
Selling expenses	5,232,860	5,208,478	17,330,842	22,930,325
Transaction costs	—	—	—	13,654,851
Operating loss	(21,218,351)	(16,404,948)	(60,359,476)	(104,960,805)

Finance costs	1,500,302	229,494	1,846,751	7,138,518
Foreign exchange loss (gain)	2,124,168	(1,223,617)	1,414,128	(1,299,708)
Change in fair value of share warrant obligations	(7,643,140)	(138,423,798)	(86,033,933)	(39,208,584)
Net earnings (loss)	(17,199,681)	123,012,973	22,413,578	(71,591,031)
Other comprehensive earnings (loss)
Item that will be subsequently reclassified to net earnings (loss)
Foreign currency translation adjustment	(17,006,234)	1,003,693	(21,832,655)	(2,016,700)
Comprehensive Earnings (Loss)	(34,205,915)	124,016,666	580,923	(73,607,731)

Earnings (Loss) per share
Basic earnings (loss) per share	(0.09)	0.65	0.12	(0.47)
Diluted earnings (loss) per share	(0.09)	0.60	0.11	(0.47)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited)

	Three months ended		Nine months ended
	Sep 30, 2022	Sep 30, 2021	Sep 30, 2022	Sep 30, 2021
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	(17,199,681)	123,012,973	22,413,578	(71,591,031)
Non-cash items:
Depreciation and amortization	3,046,488	1,368,805	7,768,914	3,901,188
Share-based compensation	2,682,470	5,996,191	9,840,110	66,001,039
Accretion expense on common shares, retractable	—	—	—	2,031,863
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	—	(58,723)	82,850	228,121
Accretion expense on convertible debt instruments	—	—	—	2,503,097
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights	—	—	(2,130,583)	—
Change in fair value of share warrant obligations	(7,643,140)	(138,423,798)	(86,033,933)	(39,208,584)
Unrealized foreign exchange gain	1,102,315	201,818	832,209	(232,551)
Net change in non-cash working capital items	(18,405,005)	(22,842,689)	(41,719,676)	(45,095,632)
Cash flows used in operating activities	(36,416,553)	(30,745,423)	(88,946,531)	(81,462,490)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(21,897,519)	(4,991,385)	(89,930,883)	(9,388,107)
Acquisition of intangible assets	(18,789,392)	(9,480,960)	(57,479,103)	(26,647,917)
Disposition of property,plant and equipment	24,413	—	24,413	—
Government assistance related to intangible assets	—	169,239	—	1,946,554
Cash flows used in investing activities	(40,662,498)	(14,303,106)	(147,385,573)	(34,089,470)
FINANCING ACTIVITIES
Net change in credit facilities	—	—	—	(16,262,610)
Loans on research and development tax credits receivable and subsidies receivable	—	—	—	—
Repayment of loans on research and development tax credits and subsidies receivable	—	—	—	(2,745,712)
Increase in long-term debt	45,234,309	—	48,938,114	15,775,473
Repayment of long-term debt and other debts	(47,277)	(75,138)	(420,385)	(41,480,736)
Repayment of convertible debt instruments	—	—	—	(23,903,068)
Payment of lease liabilities	(1,420,153)	(629,978)	(3,757,691)	(1,659,950)
Proceeds from issuance of shares through private placement, net of issuance costs	—	—	—	196,255,491
Share redemption	19,186,356	—	19,186,356	—
Proceeds from the issuance of shares through exercise of stock options and warrants	—	670,205	3,798	724,599
Proceeds from issuance of shares through business combination transaction	—	—	—	308,232,870
Cash flows from financing activities	62,953,235	(34,911)	63,950,192	434,936,357
Effect of exchange rate changes on cash held in foreign currency	(2,264,281)	(1,374,045)	(2,706,703)	(1,446,597)
Net (decrease) increase in cash	(16,390,097)	(46,457,485)	(175,088,615)	317,937,800
Cash (bank overdraft), beginning of period	83,003,512	364,304,209	241,702,030	(91,076)
Cash, end of period	66,613,415	317,846,724	66,613,415	317,846,724
Other information on cash flows related to operating activities:
Interest paid	697,218	242,176	1,551,338	4,243,019
Interest paid under lease liabilities	803,084	114,618	2,343,146	304,223

NON-IFRS MEASURES AND OTHER PERFORMANCE METRICS
This press release makes reference to Adjusted EBITDA, which is a non-IFRS financial measure, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Lion compensates for these limitations by relying primarily on Lion's IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion's business.
Adjusted EBITDA

“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, changes in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. Lion believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Lion’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Lion’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 13.0 of the Company's MD&A for the three and nine months ended September 30, 2022 entitled "Results of Operations - Reconciliation of Adjusted EBITDA."

Order Book

This press release also makes reference to the Company’s "order book" with respect to vehicles (trucks and buses) as well as charging stations. The Company’s vehicle and charging stations order book, expressed as a number of units or the amount of sales expected to be recognized in the future (at the applicable time of delivery) in respect of such number of units, is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The vehicles included in the vehicle order book as of August 4, 2022 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2025. Substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations, and there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.
The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales. See the section below for a full description of the methodology used by the Company in connection with the order book and certain important risks and uncertainties relating to such methodology and the presentation of the order book.

Order Book Methodology

General Principle
The Company’s vehicle and charging stations order book, expressed as a number of units or the amount of sales expected to be recognized in the future (at the applicable time of delivery) in respect of such number of units, is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The vehicles included in the vehicle order book as of November 9, 2022 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2025.
Substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations, and there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.
The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Delivery Periods
The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably estimated and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product.
Purchase orders and applications generally provide for a time period during which the client expects delivery of the vehicles. Such period can vary from a specific date, a number or range of months after the issuance of the order or application, or a calendar year. The vehicles included in the vehicle order book as of November 9, 2022 provided for a delivery period, subject to the satisfaction of the conditions set forth in each order (which, in substantially all cases as further discussed herein, relate to the approval of governmental subsidies and grants), ranging from a few months to the end of the year ending December 31, 2025. Delivery periods are disclosed from time to time by the Company when available in respect of material orders. Delivery periods should not be construed as a representation or a guarantee by the Company that the actual delivery time will take place as scheduled. Given the nature of the business and the products of the Company, the implied lead time for the production and delivery of a vehicle (which may be impacted, among other things, by supply chain challenges or changes in specifications), the nature of certain customers of the Company (in many cases, fleet owners operating capital intensive operations which require financing and ongoing scheduling flexibility), and the fact that, as further described herein, substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations, there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

Pricing
When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. A small number of vehicles included in the order book have a pricing that remains subject to confirmation based on specifications and other options to be agreed upon in the future between the applicable client and the Company. For purposes of the determination of the order book and the value allocated to such orders, management has estimated the pricing based on its current price lists and certain other assumptions relating to specifications and requirements deemed reasonable in the circumstances.

Performance Metric
The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS, and is neither disclosed in nor derived from the financial statements of the Company. The Company believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance, market penetration for its products, and the cadence of capital expenditures and tooling.
The Company’s computation of its order book may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book, order backlog, or order intake in the same fashion. In addition, as explained above, the Company’s presentation of the order book is calculated based on the orders and the applications made as of the time that the information is presented, and it is not based on the Company’s assessment of future events and should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Ongoing Evaluation; Risk Factors
A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances (whether by reason of a delivery delay, unavailability of a subsidy or incentive or otherwise) within a certain period. Management reviews the composition of the order book every time it is reported in order to determine whether any orders should be removed from the order book. For purposes of such exercise, management identifies orders that have been or are reasonably likely to be cancelled and examines, among other things, whether conditions attaching to the order are reasonably likely to result in a cancellation of the order in future periods as well as any other available information deemed relevant, including ongoing dialogue with clients. Such exercise may result from time to time in orders that have previously been included in the order book being removed even if they have not been formally canceled by the client.
The Company cannot guarantee that its order book will be realized in full, in a timely manner, or at all, or that, even if realized, revenues generated will result in profits or cash generation as expected, and any shortfall may be significant. The Company’s conversion of its order into actual sales is dependent on various factors, including those described below and in section 23.0 entitled “Risk Factors” of the Company's MD&A for the years ended December 31, 2021, 2020 and 2019 and in Item 3.D entitled “Risk Factors” of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021. For instance, a customer may default on an order, may become subject to bankruptcy or insolvency or cease its business operations. In addition, substantially all of the orders included in the order book are subject to conditions relating to the granting of governmental subsidies and incentives or the timing of deliveries and, in a limited number of cases, the availability of certain specifications and options or the renewal of certain routes by governmental or school authorities. As a result, the Company’s ability to convert its order book into actual sales is highly dependent on the granting and timing of governmental subsidies and incentives, most notably subsidies and incentives under the Quebec government’s 2030 Plan for a Green Economy, under the Federal’s Infrastructure Canada’s Zero-Emission Transit Fund (ZETF), and under California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). The termination, modification, delay or suspension of any such governmental subsidies and incentives could result in delayed deliveries or the cancellation of all or any portion of such orders, which, in turn, could have a material and adverse effect on the Company’s business, results of operations or financial condition.
The Company’s conversion of its order book into actual sales is also dependent on its ability to economically and timely manufacture its vehicles, at scale. The Company delivered 196 vehicles during the year ended December 31, 2021, and 345 vehicles during the nine months ended September 30, 2022. As of November 9, 2022, the Company’s vehicle order book stood at 2,408 vehicles. The execution of the Company’s growth strategy and the conversion of its order book will therefore require significant ramp-up in its production. While the Company’s Saint-Jerome facility currently has an annual production capacity of 2,500 vehicles at full scale and the Company is in the process of establishing its operations at the Joliet Facility and the Lion Campus, the Company has limited experience to date in high volume manufacturing of its vehicles. In addition, as of November 9, 2022, 400 units included in the order book, representing a combined total order value of approximately $165 million, related to products which had been developed and were being sold, but that were not currently in commercial production. Any failure by the Company to successfully develop its vehicles, source its key components, and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition. As a result, the Company’s realization of its order book could be affected by variables beyond its control and may not be entirely realized. See section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements”. See section 3.0 of the Company's MD&A for the three and nine months ended September 30, 2022 entitled “Caution Regarding Forward-Looking Statements”.

RECONCILIATION OF ADJUSTED EBITDA
The following table reconciles net earnings (loss) to Adjusted EBITDA for the three and nine months ended September 30, 2022 and 2021:

	Unaudited		Unaudited
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(in thousands)

Revenue	$40,978	$11,925	$93,146	$34,840

Net earnings (loss)	$(17,200)	$123,013	$22,414	$(71,591)
Finance costs	$1,500	$229	$1,847	$7,139
Depreciation and amortization	$3,046	$1,369	$7,769	$3,617
Share-based compensation(1)	$2,682	$5,996	$9,840	$66,001
Change in fair value of share warrant obligations(2)	$(7,643)	$(138,424)	$(86,034)	$(39,209)
Foreign exchange (gain) loss(3)	$2,124	$(1,224)	$1,414	$(1,300)
Transaction and other non-recurring expenses(4)	$363	$283	$1,895	$15,199
Income taxes	–	–	–	–
Adjusted EBITDA	$(15,126)	$(8,757)	$(40,855)	$(20,144)
(1)Represents non-cash expenses recognized in connection with the issuance and revaluation to fair value of stock options issued to participants under Lion’s stock option plan as described in note 10 to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2022 and 2021.
(2)Represents non-cash change in the fair value of the share warrant obligations as described in note 9 to the unaudited condensed interim consolidated financial statements as at and for the three and three and nine months ended September 30, 2022 and 2021.
(3)Represents non-cash losses (gains) relating to foreign exchange translation.
(4)For the three and nine months ended September 30, 2022, represents professional fees related to supply chain and project optimization initiatives and other non-recurring professional fees. For the three and nine months ended September 30, 2021, represents transaction costs related to the Business Combination which was completed on May 6, 2021, professional fees related to financing transactions, and other non-recurring professional fees.
ABOUT LION ELECTRIC
Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This press release contains “forward-looking information” and “forward-looking statements” and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements contained in this press release that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the Company’s long-term strategy and future growth, the Company’s battery plant and innovation center project in Quebec and its U.S. manufacturing facility, and the expected launch of new models of electric vehicles. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that its results of operations and financial condition will not be adversely affected, that Lion will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include, but are not limited to, the following: any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as consequences of the global COVID-19 pandemic and the emergence of COVID-19 variants; any adverse effects of the Russia-Ukraine war, which continues to affect economic and global financial markets and exacerbate ongoing economic challenges; any inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers’ business needs; any inability to ramp-up the production of Lion's products and meet project construction and other project timelines; any unfavorable fluctuations and volatility in the price and availability of raw materials included in components used to manufacture Lion's products; any inability to reduce total cost of ownership of electric vehicles sold by Lion over time; the reliance on key management and any inability to attract and/or retain key personnel; any inability to execute the Company's growth strategy; the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials; labor shortages (including as a result of employee turnover, departures, and demands for higher wages) which may force the Company to operate at reduced capacity, to lower its production and delivery rates or lower its growth plans, and could pose additional challenges related to employee compensation; any inability by Lion to meet the expectations of its customers in terms of products, specifications, and services; any inability to maintain the Company's competitive position; any inability to reduce its costs of supply over time; any inability to maintain and enhance the Company's reputation and brand; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure of information technology systems or any cybersecurity and data privacy breaches or incidents; any event or circumstance resulting in the Company's inability to convert its order book into actual sales, including the reduction, elimination or discriminatory application of government subsidies and economic incentives; any inability to secure adequate insurance coverage or a potential increase in insurance costs; natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest and acts of terrorism, the current military conflict between Russia and Ukraine or similar disruptions; and the outcome of any legal proceedings that may be instituted against the Company from time to time.

These and other risks and uncertainties related to the businesses of Lion are described in greater detail in section 23.0 entitled “Risk Factors” of the Company’s annual MD&A for the fiscal year 2021. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements included in this press release are expressly qualified in their entirety by the cautionary statements contained herein and the risk factors included in the Company’s annual MD&A for the fiscal year 2021 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission.

Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

CONTACTS

MEDIA
Patrick Gervais
Vice President of Marketing and Communications
Patrick.Gervais@thelionelectric.com
514-992-1060
INVESTORS
Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171